Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in millions, except ratios)

	Six Months Ended
	June 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before provision for income taxes	$87.4	$80.3	$179.7	$66.7	$(61.9)	$121.9	$139.1
Add:
Fixed charges	12.5	12.4	25.1	28.4	26.7	26.6	29.5

Total earnings	$99.9	$92.7	$204.8	$95.1	$(35.2)	$148.5	$168.6

Fixed charges:
Interest expense	$10.1	$10.0	$20.2	$23.7	$22.1	$22.9	$25.7
Rental interest factor	2.4	2.4	4.9	4.7	4.6	3.7	3.8

Total fixed charges	$12.5	$12.4	$25.1	$28.4	$26.7	$26.6	$29.5

Ratio of earnings to fixed charges	8:1	7.5:1	8.2:1	3.3:1	(a )	5.6:1	5.7:1

(a)	The coverage deficiency for the year ended December 31, 2011 is $61.9 million.